Mail Stop 4561

November 30, 2007

Robert H. Turner
Catcher Holdings, Inc.
44084 Riverside Parkway
Leesburg, VA 20176

> **RE: Catcher Holdings, Inc.**
> **Registration Statement on Form SB-2/A**
> **Filed on November 9, 2007**
> **Commission File No. 333-146215**

Dear Mr. Turner:

We have reviewed your submission and have the following comments.

General

1. We note that you are registering the sale of 6,916,864 shares. Given the size relative to the number of shares outstanding held by non-affiliates, the nature of the offering and the selling security holders, the transaction appears to be a primary offering. Because you are not eligible to conduct a primary offering on Form S-3 you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4).

   If you disagree with our analysis, please advise the staff of the company's basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i). In your analysis, please address the following among any other relevant factors:

- The number of selling shareholders and the percentage of the overall offering made by each shareholder;

- The date on which and the manner in which each selling shareholder received the shares and/or the overlying securities;

- The relationship of each selling shareholder with the company, including an analysis of whether the selling shareholder is an affiliate of the company;

- Any relationships among the selling shareholders;

- The dollar value of the shares registered in relation to the proceeds that the company received from the selling shareholders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling shareholders and/or their affiliates in fees or other payments;

- The discount at which the shareholders will purchase the common stock underlying the convertible notes (or any related security, such as a warrant or option) upon conversion or exercise; and

- Whether or not any of the selling shareholders is in the business of buying and selling securities.

2. Please advise us as to whether the registration statement covers the resale of shares of common stock which you may issue for payment of interest on the June Notes. You disclose the following on page 4: "Any time prior to the closing of a Next Financing or our election to prepay a June Note, each Noteholder may elect to convert the outstanding Principal (as adjusted pursuant to any extension of the Maturity Date) and accrued but unpaid interest due under their June Note into shares of our Common Stock at a conversion price per share equal to the lower of (i) the average closing price as quoted on the OTC Bulletin Board for the five (5) trading day period immediately prior to the date of such notice and (ii) $0.65 per share." As a general matter, a resale registration statement for the resale of shares underlying future interest payments is only appropriate if the holder of the debt instrument lacks control over whether the future interest payments will be made in stock or in cash. As such, please provide us with an analysis as to why you believe that the offer and sale of the interest shares was complete when you filed the resale registration statement. In your analysis, please discuss whether the holder of the note is irrevocably bound to receive the common stock issuable in lieu of cash and whether they are entitled to make additional investment decisions with respect to the interest payments. Finally, please be advised that you may not rely on Rule 416 to register the shares underlying any interest accrued. Please confirm your understanding of this position.

3. Refer to comment 1 of our letter dated September 21, 2007. It is not clear whether you are utilizing Rule 429 to combine the prospectus contained in File No. 333-133579. In this regard, we note the disclosure on page, which states that this registration statement includes 78,640 shares of common stock issued pursuant to transactions that appear to be the subject File No. 333-133579. If you are bringing shares forward from that registration statement but not relying on Rule 429 to combine prospectuses, please describe the nature and scope of this action.

Selling Stockholders, page 50

4. With respect to selling stockholders that are affiliates of broker-dealers, please disclose whether at the time of the purchase of the securities to be resold, the seller purchased in the ordinary course of business and had any agreements or understandings, directly or indirectly, with any person to distribute the securities. Please advise.

*   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rule 460 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Jay Ingram at (202) 551-3397 if you have questions. If you require further assistance, please contact me at (202) 551-3462, or the Assistant Director, Barbara C. Jacobs at (202) 551-3735.

Sincerely,

Mark P. Shuman
Branch Chief

cc.   Jeremy Glaser, Esq.
        by facsimile: (858) 720-5125